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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                  ODWALLA, INC.
                            (Name of Subject Company)

                                  ODWALLA, INC.
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                            676111107 (Common Stock)
                      (CUSIP Number of Class of Securities)


                            D. STEPHEN C. WILLIAMSON
                             CHIEF EXECUTIVE OFFICER
                                  ODWALLA, INC.
                               120 STONE PINE ROAD
                             HALF MOON BAY, CA 94019

                                 (650) 726-1888

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                            ROBERT S. TOWNSEND, ESQ.
                             P. RUPERT RUSSELL, ESQ.
                             MORRISON & FOERSTER LLP
                                425 MARKET STREET
                         SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 268-7000


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        This Amendment No. 2 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on November 6, 2001 (as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on November 20, 2001, the "Schedule 14D-9") by Odwalla, Inc., a California corporation ("Odwalla" or the "Company"), relating to the tender offer by TCCC Acquisition Corp., a California corporation ("Merger Sub") and a wholly-owned subsidiary of The Coca-Cola Company, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated November 6, 2001, to purchase all of the issued and outstanding shares of the Company's common stock, no par value per share ("Common Stock"), at a purchase price of $15.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of Odwalla. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.


ITEM 8.   ADDITIONAL INFORMATION.

        Schedule I of the Schedule 14D-9, referenced in Item 8, subsection "Information Statement" of the Schedule 14D-9, is hereby amended and supplemented by the following:

        On December 7, 2001, the Coca-Cola Company issued a press release announcing the successful completion of the Offer. The full text of the press release of The Coca-Cola Company is attached as Exhibit (a)(1)(K) hereto and incorporated herein by reference.

ITEM 9.   EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

        EXHIBIT NO.         DESCRIPTION

        (a)(1)(K)           Press Release of The Coca-Cola Company, dated
                            December 7, 2001*
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* Incorporated by reference to Amendment No. 2 to the Tender Offer Statement on
Schedule TO, dated December 7, 2001, filed by TCCC Acquisition Corp. and The
Coca-Cola Company.



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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

        Dated: December 7, 2001



                                        By:    /s/ D. Stephen C. Williamson
                                             -----------------------------------
                                             D. Stephen C. Williamson
                                             Chief Executive Officer



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